Exhibit 8.1
Subsidiaries of Li-Cycle Holdings Corp.

Legal Name of Subsidiary	Jurisdiction of Organization
Li-Cycle Corp.	Ontario, Canada
Li-Cycle Europe AG	Switzerland
Li-Cycle APAC Pte. Ltd.	Singapore
Li-Cycle Americas Corp.	Ontario, Canada
Li-Cycle U.S. Holdings Inc.	Delaware, U.S.A.
Li-Cycle Inc.	Delaware, U.S.A.
Li-Cycle North America Hub, Inc.	Delaware, U.S.A.
Li-Cycle Norway AS	Norway
Li-Cycle Germany GmbH	Germany